Exhibit 99.1 Corporate Communications

Closing of $500 million notes of CNH Industrial Capital LLC

London, October 6, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Industrial Capital LLC, has completed its previously announced offering of $500 million in aggregate principal amount of 1.875% notes due 2026, with an issue price of 99.761%.

The net proceeds of this offering were approximately $495 million after payment of offering and other related expenses. CNH Industrial Capital LLC intends to add the net proceeds from the offering to its general funds and use them for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets in the ordinary course of business. The net proceeds may also be applied to repay CNH Industrial Capital LLC’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on January 15 and July 15 of each year, beginning on January 15, 2021, and will be guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on January 15, 2026.

Barclays Capital Inc., Citigroup Global Markets Inc., Morgan Stanley & Co LLC. and RBC Capital Markets, LLC are acting as joint book-running managers and the representatives of the underwriters for the offering, and Deutsche Bank Securities Inc., BBVA Securities Inc., Goldman Sachs & Co. LLC and MUFG Securities Americas Inc. are acting as joint book-running managers for the offering. The offering was made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission on March 15, 2019. Copies of the prospectus supplement and prospectus for the offering may be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1 (888) 603-5847, Email: barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1 (800) 831-9146, Email: prospectus@citi.com; Morgan Stanley & Co LLC., 180 Varick Street, New York, NY 10014, Attn: Prospectus Department, Telephone: 1 (866) 718-1649, Email: prospectus@morganstanley.com; or RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, Attn: Transaction Management, Telephone: 1 (866) 375-6829, Email: rbcnyfixedincomeprospectus@rbccm.com. Copies of the prospectus supplement and the accompanying prospectus for the offering are also available on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

CNH Industrial Capital LLC is an indirect wholly owned subsidiary of CNH Industrial N.V. and is headquartered in Racine, Wisconsin. As a captive finance company, the primary business of CNH Industrial Capital LLC and its subsidiaries is to underwrite and manage financing products for end-use customers and dealers of CNH Industrial America LLC and CNH Industrial Canada Ltd. (collectively, “CNH Industrial North America”) and provide other related financial products and services to support the sale of agricultural and construction equipment sold by CNH Industrial North America. CNH Industrial Capital LLC and its subsidiaries also provide wholesale and retail financing related to new and used agricultural and construction equipment manufactured by entities other than CNH Industrial North America. CNH Industrial Capital LLC’s principal executive offices are located at 5729 Washington Avenue, Racine, WI 53406, and the telephone number is +1(262) 636-6011.

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com